_______________________________________________
Compensation Report 2023
of
SOPHiA GENETICS SA
_______________________________________________

SOPHiA GENETICS SA Rolle Report of the statutory auditor to the General Meeting on the compensation report 2023

Report of the statutory auditor
to the General Meeting of SOPHiA GENETICS SA
Rolle

Report on the audit of the compensation report

Opinion

We have audited the compensation report of SOPHiA GENETICS SA (the Company) for the year ended 31 December 2023. The audit was limited to the information pursuant to article 734a-734f CO in the tables 2.c., 3.c. and 4, and the information in sections 2.b. and 4 of the compensation report.

In our opinion, the information pursuant to article 734a-734f CO in the accompanying compensation report complies with Swiss law and the Company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor’s responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables 2.c., 3.c. and 4, and the information in sections 2.b. and 4 in the compensation report, the consolidated financial statements, the financial statements and our auditor’s reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the compensation report
The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor’s responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:
PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, 1001 Lausanne, Switzerland
Téléphone: +41 58 792 81 00, www.pwc.ch
PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

•Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Pierre-Alain Dévaud
Licensed audit expert Auditor in charge	Licensed audit expert

Lausanne, 5 March 2024

PAGE 3 SOPHiA GENETICS SA | Report of the statutory auditor to the General Meeting

Compensation Report 2023
to the Shareholders’ Meeting of SOPHiA GENETICS SA

This compensation report (the “Compensation Report”) of SOPHiA GENETICS SA (the “Company”) has been prepared in accordance with the Swiss Code of Obligations (“SCO”). In addition, the Company additional has prepared this compensation report in accordance with the Articles of Association of the Company and the Swiss Code of Best Practice for Corporate Governance.

The Compensation Report refers to the period from January 1, 2023, through December 31, 2023 and presents the comparative period from January 1, 2022 to December 31, 2022.

Unless otherwise indicated or the context otherwise requires, all references in the Compensation Report to “SOPHiA GENETICS”, the “Company”, “we”, “our”, “ours”, “us” or similar terms refer to the Company and its consolidated subsidiaries.
1

1.Compensation Philosophy, Principles and Governance

Principles of the Compensation of the Board of Directors and the Executive Committee

Pursuant to Swiss law, the aggregate amount of compensation of the board of directors of the Company (the “Board of Directors”) and the persons whom the Board of Directors has entrusted with the management of the Company (the “Executive Committee”) shall be submitted to the annual general meeting of shareholders of the Company (the “AGM”) for a binding vote.

In the Compensation Report, the aggregate amounts of compensation, loans, and other forms of indebtedness to the Board of Directors and the Executive Committee respectively are disclosed, as well as the specific amount for each member of the Board of Directors and for the highest-paid member of the Executive Committee, specifying the name and function of each of these persons.

As a Swiss company listed on Nasdaq, we are prohibited from granting certain forms of compensation to members of the Board of Directors and the Executive Committee, such as:

•severance payments (compensation due until the termination of a contractual relationship does not qualify as severance payment);

•advance compensation (remuneration to compensate for a verifiable financial disadvantage linked to a change of job does not qualify as advance compensation);

•incentive fees for the acquisition or transfer of entities, or parts thereof, by the Company or by entities, directly or indirectly, controlled and as such consolidated by the Company (“Subsidiaries”);

•loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association of the Company (the “Articles”); and

•equity-based compensation not allowed under the Articles.

Compensation to members of the Board of Directors and the Executive Committee for activities in Subsidiaries is prohibited, if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the Articles do not provide for it, or (iii) the compensation has not been approved by the AGM.

Each year, at the AGM, shareholders will vote on the proposals of the Board of Directors with respect to:

•the maximum aggregate amount of compensation of the Board of Directors for the term of office until the next AGM;

•the maximum aggregate amount of fixed compensation of the Executive Committee for the following financial year; and

•the maximum aggregate amount of variable compensation of the Executive Committee for the current financial year.

The Board of Directors may submit for approval to the AGM deviating, additional or conditional proposals relating to the maximum aggregate amount or maximum partial amounts for the same or different periods or specific compensation components.

If the AGM does not approve a proposal of the Board of Directors, the Board of Directors shall determine, considering all relevant factors, the respective (maximum) aggregate amount or

(maximum) partial amounts, and submit the amount(s) so determined for approval to a new AGM or extraordinary general meeting of shareholders of the Company (the “EGM”) for a binding vote.

The Company or Subsidiaries may pay or grant compensation prior to approval by the AGM, subject to subsequent approval.

Members of the Board of Directors and the Executive Committee may be paid fixed compensation and variable compensation, depending on the achievement of specific performance targets. Such performance targets may include individual targets, targets in relation to the achievement of results related to the Company or parts thereof, and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient. The Board of Directors or, to the extent such authority has been delegated to it, the compensation committee of the Board of Directors (the “Compensation Committee”) shall determine the relative weight of the performance targets and the respective target values.

Compensation may be paid in the form of cash, shares, options, or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent such authority has been delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, and forfeiture or recoupment conditions.

Method of Determining Compensation

Role and Powers of the Compensation Committee

The Compensation Committee consists of at least two members, who will be (re-)elected at the AGM for a period until the following AGM. The Board of Directors appoints the chair of the Compensation Committee and fills any vacancies until the following AGM.

The Compensation Committee supports our Board of Directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the AGM regarding the compensation of the members of the Board of Directors and the Executive Committee. The Compensation Committee may submit proposals to the Board of Directors on other compensation-related matters.

The Compensation Committee has the responsibility to, among other things:

•regularly review and make recommendations to the Board of Directors regarding our compensation and benefits strategy and guidelines;

•prepare the proposals to the AGM regarding the compensation of the members of the Board of Directors and the Executive Committee;

•regularly review and make recommendations to the Board of Directors regarding (i) the compensation of the members of the Board of Directors based on the recommendation of external compensation consultants and (ii) the fixed and variable compensation, including allocations under incentive plans and key performance indicators of the members of the Executive Committee;

•review and approve the recommendation of the Chief Executive Officer regarding the fixed and variable compensation, including allocations under incentive plans and key performance indicators, of the members of the management team other than members of the Executive Committee;

•review and make recommendations to the Board of Directors regarding our compensation and benefits plans (cash or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend and terminate such plans;

•to the extent not delegated by the Compensation Committee to a different body or a third party, administer our compensation and benefits plans (other than equity-based plans); and

•review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on the Company, its management, and (other) employees.

Compensation of the Board of Directors

As per the Articles, the compensation of the non-executive members of the Board of Directors may consist of fixed and variable compensation elements. Total compensation shall take into account the position and level of responsibility of the relevant member of the Board of Directors. Additionally, the Company pays the employer’s portion of social security contributions due on these amounts, as applicable.

As per the Articles, compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, restriction, and forfeiture conditions and periods. In particular, it may provide for continuation, acceleration, or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares, or by using conditional or authorized share capital. Compensation may be paid by the Company or its Subsidiaries.

Compensation of the Members of the Executive Committee

As per the Articles, the compensation of the members of the Executive Committee may consist of fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. Total compensation shall take into account the position and level of responsibility of the recipient.

As per the Articles, compensation may be paid in the form of cash, shares, options, or other share-based instruments or units, or in the form of other types of benefits. The Board of Directors or, to the extent delegated to it, the Compensation Committee, shall determine grant, vesting, exercise, restriction, and forfeiture conditions and periods. In particular, it may provide for continuation, acceleration, or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market, from treasury shares, or by using conditional or authorized share capital. Compensation may be paid by the Company or its Subsidiaries.

Elements of Compensation for 2023

We believe that our overall compensation packages for members of the Executive Committee are competitive, given the importance of attracting, motivating, and retaining persons with the necessary skills and character. For 2023, the overall compensation consisted of base salary, bonus and grants under the Company’s equity incentive plan.

Base Salary

Per the results of external benchmarking, we believe that our base salaries are in line with market practice. The base salary levels are based on the scope of the relevant position, market conditions, and the relevant individual’s profile in terms of experience and skills. Base salaries are reviewed annually by the Compensation Committee, taking into account individual performance and the results of the external benchmarking.

Bonus

We have established an annual performance bonus program under which bonuses may be earned by members of our management team and Executive Committee based on achievement of Company performance objectives approved by the Compensation Committee each year. The bonus program is intended to strengthen the connection between individual compensation and Company success, reinforce our pay-for-performance philosophy by awarding higher bonuses to higher performing executives and help ensure that our compensation is competitive. Under the terms of the performance bonus program, the Compensation Committee will review and determine the final bonus pay-out based on the achieved objectives and make final recommendation for approval to the Board of Directors.

Each member of the Executive Committee is eligible to receive a bonus under the program calculated by multiplying its base salary by a target percentage value assigned to it or to its position by the Compensation Committee. The Compensation Committee determines if the bonus is to be paid at target, under target or above target.

Equity Incentive Plan

In connection with the IPO, in June 2021, we adopted the SOPHiA GENETICS SA 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “Plan”). The purpose of the Plan is to motivate, reward, and retain our employees, non-employee directors, consultants and advisors to perform at the highest level and to further the best interests of the Company and our shareholders. The 2021 Equity Incentive Plan is the sole means for the Company to grant new equity awards.

Plan Administration. The Plan is administered by the Compensation Committee, subject to the Board of Directors’ discretion to administer or designate one or more members of the Board of Directors as a subcommittee who may act for the Compensation Committee. For the fiscal year ended December 31, 2023, the Compensation Committee delegated the plan administration to the Remuneration Committee of the Executive Committee, which consists of the Chief Executive Officer, Chief Financial Officer, and the Chief People Officer.

Eligible Participants. The administrator may offer equity awards under the 2021 Equity Incentive Plan to (1) any employees of the Company or any of its Subsidiaries; (2) any non-employee directors serving on our Board of Directors; (3) any consultants or other advisors to us or any Subsidiaries; and (4) any holders of equity compensation awards granted by an entity acquired by the Company (or whose business is acquired by the Company) or with which the Company combines (whether by way of amalgamation, merger, sale and purchase of shares or other securities or otherwise) and such persons are eligible to be selected to receive grants of replacement awards under the 2021 Equity Incentive Plan. Under certain circumstances, new employees, including members of the Executive Committee and members of the Management Team, may receive replacement awards to compensate them for amounts forgone in connection with their change of employment.Under certain circumstances, new employees, including members of the Executive Committee and members of the Management Team, may receive replacement awards to compensate them for amounts forgone in connection with their change of employment.

Awards. The maximum number of common shares in respect of which awards may be granted under the 2021 Equity Incentive Plan was 14,800,000 ordinary shares during the reporting period. Equity incentive awards under the Plan may be granted in the form of options, share appreciation rights, restricted shares, restricted share units (“RSUs”), performance awards or other share-based awards, but not incentive stock options for purposes of U.S. tax laws. Options and share appreciation rights, if granted, have an exercise price determined by the administrator, which will not be less than the fair market value of the underlying common shares on the date of grant, which is generally the closing share price of the Company’s common shares traded on Nasdaq on that day.

Vesting. The vesting conditions for grants under the equity incentive awards pursuant the Plan are set forth in the applicable award documentation. Generally, 25% of the option awards vest on the first anniversary of the date of grant, and thereafter evenly on a monthly or quarterly basis over the subsequent three years. RSUs vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly or quarterly basis over the subsequent three years or after the second anniversary of the date of grant. RSUs awarded to members of the Board of Directors vest in a single installment on the date of the Company’s next AGM following the grant date.

Termination of Service and Change in Control

In the event of a participant’s termination of service, whether voluntary or involuntary and exclusive of a Change in Control , the Compensation Committee may, at its discretion taking into account mandatory law, determine the extent to which an equity incentive award may be exercised, settled, vested, paid or forfeited. In the event of a Change in Control each award that is outstanding as of immediately prior to such Change in Control shall:

(i) to the extent not then vested, accelerate and become fully vested (with any Award that is a Performance Award assumed to have achieved the applicable performance criteria at the greater of target and maximum level of performance), and

(ii) be cancelled and converted into the right to receive a payment in cash with a value equal to (a) the value of such Award based on the per share value of consideration received or to be received by other shareholders of the Company in such Change in Control, less, (b) if such Award is an Option or a Stock Appreciate Right ("SAR"), the applicable exercise price; provided, that, if, as of the date of the Change in Control, the Committee determines that no amount would have been realized upon the settlement or exercise of the Award pursuant to the Plan, then the Award may be cancelled by the Company without payment of consideration.

Termination and Amendment. Unless terminated earlier, the 2021 Equity Incentive Plan will continue to be in force for a term of ten years. Our Board of Directors has the authority to amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time, subject to shareholders’ approval with respect to certain amendments. However, no such action may impair the rights of the participants unless if agreed by the participant.

Pension Plans

We operate defined benefit and defined contribution pension plans, in accordance with the local conditions and practices in the countries in which we operate.

The defined benefit plans are generally funded through payments to insurance companies or trustee-administered funds, based on periodic actuarial calculations. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, these plans entail obligations of the employer to pay further contributions to fund an eventual deficit.

For defined contribution plans, such as publicly or privately administered pension insurance plans, the Company pays contributions on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Company has no further payment obligations.

Social Charges

The Company pays social security contributions as required by applicable law. The Company also pays certain non-mandatory benefits under local social security plans.

Employment Agreements

We have entered into employment agreements with all the members of our Executive Committee. Each of these agreements provides for a base salary and annual bonus opportunity, equity eligibility participation, as well as participation in certain pension and welfare benefit plans. These agreements generally require advance notice of termination, from six to twelve months and in some cases provide for gardening leave (paid leave). Some members of our Executive Committee have agreed to covenants not to compete against us or solicit our employees or customers during employment, for a period of up to one year following termination. We may be required to pay some members of our Executive Committee compensation for their covenant not to compete with us following termination for some period.

Mandates outside of SOPHiA GENETICS SA

According to article 30 of the Articles of Association (https://www.sec.gov/Archives/edgar/data/1840706/000095010323009427/dp195902_ex9901.htm), limitations apply to mandates outside the SOPHiA GENETICS SA Board members and Executive Committee members. The following external mandates are subject to these limitations and are therefore presented in the Compensation Report as of December 31, 2023.

Members of the Board

Troy Cox	Lila Tretikov
Zymeworks	Microsoft Corporation
•Member of the Board	•Corporate Vice President & Deputy Chief Technology Office
•Member of the Audit Committee

LetsGetChecked	Volvo Cars
•Member of the Board	•Member of the Board
•Member of the Audit Committee
Standard Bio Tools
•Member of the Board	Xylem
•Member of the Board
BioSplice	•Member of the Finance Committee
•Member of the Board	•Member of the Nomination and Governance Committee

Tomer Berkovitz	Onfido LTD
aMoon Fund	•Chair of the Nomination and Governance Committee
•Managing Partner
•Member of the Board	Vincent Ossipow
Omega Funds
Kathy Hibbs	•Partner
23andMe
•Chief Administrative Officer	Omega Alpha SPAC
•Chief Scientific Officer
Standard Bio Tools
•Member of the Board	Aerium Inc.
•Member of the Board
Jean-Michel Cosséry
Malin Corporation Plc	BioInvent International AB
•Member of the Board	•Member of the Board

Scancell Holdings Plc	FoRx Therapuetics SA
•Chairman of the Board	•Member of the Board

Eracal Therapeutics
•Member of the Board

Members of the Executive Committee

Jurgi Camblong
Advisory Council on Digital Transformation to the Swiss Government
•Member of the Council

Swiss Biotech Association
•Member of the Board

2. Compensation of the Board of Directors

a.Board Composition

Our Board of Directors is composed of eight members as of December 31, 2023. Each Director is elected for a one-year term. The current Directors were appointed at our AGM on June 26, 2023 to serve until our 2024 AGM.

The Company is a foreign private issuer listed on Nasdaq and subject to the rules of the SEC. We rely on Swiss home country governance requirements and certain exemptions thereunder rather than on the Nasdaq corporate governance requirements. The majority of our Directors are independent directors. There are no family relationships among any members of our Board of Directors or the Executive Committee.

Board of Directors

Name	Role(s)	Year appointed
Jurgi Camblong	Director & Chief Executive Officer	2011
Troy Cox	Chairman	2020
Kathy Hibbs	Director	2021
Didier Hirsch	Director	2020
Vincent Ossipow	Director	2014
Milton Silva-Craig(1)	Director	2019
Tomer Berkovitz	Director	2021
Jean-Michel Cosséry(2)	Director	2022
Lila Tretikov(3)	Director	2023
(1)MIlton Silva-Craig retired from the Board of Directors on June 26, 2023
(2)Jean-Michel Cosséry was elected to the Board of Directors on June 15, 2022
(3)Lila Tretikov was elected to the Board of Directors on June 26, 2023

Board Committees

The board committee responsibilities in the table are as of December 31, 2023:

Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee
Troy Cox*			Chair
Kathy Hibbs		Chair	Member
Didier Hirsch	Chair		Member
Tomer Berkovitz	Member
Vincent Ossipow		Member
Jean-Michel Cosséry		Member
Lila Tretikov	Member
*Chairman of the Board of Directors

The board committee responsibilities in the table are as of December 31, 2022:

Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee
Troy Cox*			Member
Kathy Hibbs		Member	Chair
Didier Hirsch	Chair		Member
Milton Silva-Craig	Member	Chair
Tomer Berkovitz	Member
Vincent Ossipow		Member
Jean-Michel Cosséry		Member
*Chairman of the Board of Directors

b.Board Compensation Structure

Members of the Board of Directors receive a fixed fee, which is comprised of an annual member fee of $40,000 and an additional fee for Chair responsibilities. The total amount of compensation for each chairperson and non-chair member is set forth below. Such fixed fees have been established in line with market practice and represent the fees paid for being a member of the Board and the additional fees paid to the chair of the Board or a Board Committee. The table below presents the fixed fee cash compensation for each of the various positions across the Board and the Board Committees for both the periods from January 1, 2023 through December 31, 2023 and January 1, 2022 through December 31, 2022:

(in USD thousands)	Cash Compensation
Chairperson - Board of Directors	80
Chairperson - Audit Committee	60
Chairperson - Compensation Committee	53
Chairperson - Nomination and Corporate Governance Committee	53
Member of the Board of Directors	40

c.Total Board Compensation Amounts

In the period from January 1, 2023 through December 31, 2023, the compensation of the members of the Board of Directors was as follows (in CHF, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Gross Cash Compensation	Social Contribution (1)	FMV of Equity Instruments Granted (2)	Total Contribution
Troy Cox	77,572	—	168,423	245,995
Jurgi Camblong(3)	—	—	—	—
Didier Hirsch	53,871	—	168,423	222,294
Kathy Hibbs	47,586	—	168,423	216,009
Vincent Ossipow	35,914	2,299	168,423	206,635
Milton Silva-Craig	24,166	—	—	24,166
Tomer Berkovitz(4)	—	—	—	—
Lila Tretikov	17,675	—	261,255	278,930
Jean-Michel Cosséry	35,914	—	261,255	297,169
Total	292,699	2,299	1,196,202	1,491,199
(1)Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security plan.
(2)Represents the fair value of stock options on the date of grant. Stock options are valued using the Black-Scholes option pricing model. FMV excludes Swiss social security contributions, since such contributions are only due if and when the equity instruments are exercised.
(3)As members of the Executive Committee, Dr. Camblong receives no compensation for service on the Board of Directors. Compensation for Dr. Camblong is included in Section 3.c below.
(4)Tomer Berkovitz does not receive compensation for service on the Board of Directors due to policy requirements of his employer aMoon (investor in the Company).

In the period from January 1, 2022 through December 31, 2022, the compensation of the members of the Board of Directors was as follows (in CHF, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Gross Cash Compensation	Social Contribution (1)	FMV of Equity Instruments Granted (2)	Total Contribution
Troy Cox	73,916	18,479	176,592	268,987
Jurgi Camblong(3)	—	—	—	—
Didier Hirsch	55,437	13,859	176,592	245,888
Kathy Hibbs	48,969	12,242	176,592	237,803
Vincent Ossipow	36,958	2,365	176,592	215,915
Milton Silva-Craig	48,969	12,242	176,592	237,803
Jean-Michel Cosséry	20,103	5,026	176,592	201,721
Tomer Berkovitz(4)	—	—	—	—
Total	284,352	64,214	1,059,552	1,408,118
(1)Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security plan.
(2)Represents the fair value of stock options on the date of grant. Stock options are valued using the Black-Scholes option pricing model. FMV excludes Swiss social security contributions since such contributions are only due if and when the equity instruments are exercised.
(3)As members of the Executive Committee, Dr. Camblong receive no compensation for service on the Board of Directors. Compensation for Dr. Camblong is included in Section 3.c below.
(4)Tomer Berkovitz does not receive compensation for service on the Board of Directors due to policy requirements of his employer aMoon (investor in the Company).

d.Loans to members of the Board of Directors, payments to former members of the Board of Directors and payments to Related Parties of Members of the Board of Directors

No loans were extended to members of the Board of Directors or outstanding during the period from January 1, 2023 through December 31, 2023 and from January 1, 2022 through December 31, 2022. No payments to former members of the Board of Directors in connection with their former role or that are not at arm’s length were made during and with respect to such period, and no severance payments to any member or former member of the Board of Directors were made during and with respect to such period. No payments to related parties of members of the Board of Directors were made during such period.

3. Compensation of the Members of the Executive Committee

a.Executive Committee Composition
As of December 31, 2023 and December 31, 2022 the Executive Committee was composed of the following individuals:

Name	Function	Appointment
Jurgi Camblong	Founder & Chief Executive Officer	2011
Ross Muken	Senior Vice President – Chief Financial Officer and Chief Operating Officer	2021
Daan van Well	Senior Vice President – Chief Legal and Compliance Officer	2019
Manuela da Silva Valente	Senior Vice President – Chief People Officer	2021
Zhenyu Xu	Senior Vice President – Chief Scientific Officer	2021
Philippe Menu	Senior Vice President – Chief Medical Officer and Chief Product Officer	2021

b.Executive Committee Compensation Structure

Members of the Executive Committee receive compensation consisting of a base salary, bonus, social benefits and grants under the 2021 Equity Incentive Plan as well as certain other benefits.

c.Total Executive Committee Compensation Amounts

From January 1, 2023 through December 31, 2023, the fixed and variable compensation of the members of the Executive Committee was as follows (in CHF, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Cash Compensation	Other Compensation (1)	Pension (Employer)	Employer’s Social Contribution (2)	Cash Bonus	Total	Equity FMV Excluding Social Contributions (3)
Jurgi Camblong	462,500	24,000	65,939	141,192	352,408	1,046,039	6,063,783
Total Executive Committee Compensation (4)	1,931,897	115,405	204,715	474,952	979,904	3,706,873	11,305,354
(1)Includes school fees, medical, dental and vision benefits, life and disability insurance, employer 401 (k) contributions, private use portion of company car allowance, representation fees and payment for unused vacation.
(2)Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security plans.
(3)Represents the fair value of equity awards on the date of grant. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company’s common shares traded on Nasdaq on the date of the award. FMV excludes Swiss social security contributions, since such contributions are only due if and when the equity instruments are exercised.
(4)Inclusive of Dr.Jurgi Camblong and relate to a total of six Executive Committee members during the reporting period.

From January 1, 2022 through December 31, 2022, the fixed and variable compensation of the members of the Executive Committee was as follows (in CHF, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Cash Compensation	Other Compensation (1)	Pension (Employer)	Employer’s Social Contribution (2)	Cash Bonus	Total	Equity FMV Excluding Social Contributions (3)
Jurgi Camblong	469,000	24,000	60,638	71,862	375,200	976,700	2,104,368
Total Executive Committee Compensation (4)	1,892,064	125,579	186,117	238,333	980,232	3,341,325	3,709,394
(1)Includes school fees, medical, dental and vision benefits, life and disability insurance, employer 401 (k) contributions, private use portion of company car allowance, representation fees and payment for unused vacation.
(2)Includes social security contributions as required by applicable law, as well as certain non-mandatory benefits under local social security plans.
(3)Represents the fair value of equity awards on the date of grant. Stock options are valued using the Black-Scholes option pricing model. RSUs are valued based on the closing share price of the Company’s common shares traded on Nasdaq on the date of the award. FMV excludes Swiss social security contributions, since such contributions are only due if and when the equity instruments are exercised
(4)Inclusive of Dr.Jurgi Camblong, as well as members of the Executive Committee who departed the Company during the reporting period. These figures relate to a total of seven Executive Committee members during the reporting period.

d.Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Committee

No loans were extended to members of the Executive Committee or outstanding during the period from January 1, 2023 through December 31, 2023 and January 1, 2022 through December 31, 2022. No payments to former members of the Executive Committee in connection with their former role or that are not at arm's length were made during and with respect to such period, and no severance payments to members of the Executive Committee or former members of the Executive Committee were made during and with respect to such period. No payments to related parties of members of the Executive Committee were made during such period.

4. Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee

The members of the Board of Directors and of the Executive Committee and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2023:

Equity and Equity-Linked Instruments Held by Members of the Board of Directors (1)

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Vested	RSUs - Unvested
Troy Cox	Chairman	185,942	119,993	54,247	63,411	48,309
Didier Hirsch	Director	74,522	105,000	35,000	63,411	48,309
Kathy Hibbs	Director	37,414	70,000	70,000	63,411	48,309
Vincent Ossipow	Director	395,502	25,000	50,000	63,411	48,309
Lila Tretikov	Director	—	—	59,880	—	48,309
Jean-Michel Cosséry	Director	63,411	—	59,880	63,411	48,309
Tomer Berkovitz	Director	—	—	—	—	—
(1)Excluding Dr. Jurgi Camblong, CEO, whose holdings are listed in the Executive Committee table.

The members of the Board of Directors and of the Executive Committee and their related parties, if any, held the following equity and equity-linked instruments as of December 31, 2022:

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Vested	RSUs - Unvested
Troy Cox	Chairman	122,531	59,996	114,244	11,111	63,411
Didier Hirsch	Director	11,111	70,000	70,000	11,111	63,411
Kathy Hibbs	Director	11,111	35,000	105,000	11,111	63,411
Vincent Ossipow	Director	317,091	5,000	85,000	11,111	63,411
Milton Silva-Craig	Director	87,649	35,000	35,000	11,111	63,411
Jean-Michel Cosséry	Director	—	—	—	—	63,411
Tomer Berkovitz	Director	—	—	—	—	—
(1)Excluding Dr. Jurgi Camblong, CEO, whose holdings are listed in the Executive Committee table.

Equity and Equity-Linked Instruments Held by Members of the Executive Committee

The members of the Executive Committee held the following equity and equity-linked instruments as of December 31, 2023:

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Vested	RSUs - Unvested
Jurgi Camblong	Founder & Chief Executive Officer	2,448,405	786,281	1,377,477	209,888	1,035,811
Ross Muken	Senior Vice President – Chief Financial Officer and Chief Operating Officer	58,569	405,495	710,586	53,361	299,662
Daan van Well	Senior Vice President – Chief Legal and Compliance Officer	90,046	77,297	215,808	32,016	145,899
Zhenyu Xu	Senior Vice President – Chief Scientific Officer	412,665	145,597	235,749	28,458	164,663
Philippe Menu	Senior Vice President – Chief Medical Officer and Chief Product Officer	40,165	91,597	251,749	28,458	164,663
Manuela da Silva Valente	Senior Vice President – Chief People Officer	38,911	58,498	121,609	17,787	87,781

The members of the Executive Committee held the following equity and equity-linked instruments as of December 31, 2022:

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Vested	RSUs - Unvested
Jurgi Camblong	Founder & Chief Executive Officer	2,238,517	572,130	494,974	29,021	531,413
Ross Muken	Senior Vice President – Chief Financial Officer	5,642	210,117	571,392	7,378	135,105
Daan van Well	Senior Vice President – Chief Legal	47,419	43,070	114,336	4,427	81,063
Manuela da Silva Valente	Senior Vice President – Chief People Officer	22,454	36,706	50,464	2,459	45,035
Zhenyu Xu	Senior Vice President – Chief Scientific Officer	238,540	109,229	86,243	3,935	72,056
Philippe Menu	Senior Vice President – Chief Medical Officer	13,880	49,729	107,743	3,935	72,056